  Exhibit 99.1

INTERIM REPORT
JUNE 2018

HUDSON GROUP

INTERIM REPORT
JUNE 2018

CONTENT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS JUNE 30, 2018	3

INTERIM CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2018
Interim Consolidated Statement of Comprehensive Income	F-2
Interim Consolidated Statement of Financial Position	F-3
Interim Consolidated Statement of Changes in Equity	F-4
Interim Consolidated Statement of Cash Flows	F-5
Notes to the Interim Consolidated Financial Statements	F-6

HUDSON GROUP

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS JUNE 30, 2018

General information and forward-looking statements
The following Management’s Discussion and Analysis should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report and the Company’s Annual Report filed on Form 20-F. This interim report contains “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward-looking state-ments contained in this interim report. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this interim report, those results or developments may not be indicative of results or developments in subsequent periods. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this interim report or that may impact our business and results more generally, include, but are not limited to, the risks described under “Item 3. Key Information – D. Risk factors” of our Annual Report on Form 20-F for the year ended December 31, 2017 which may be accessed through the SEC’s website at https://www.sec.gov/edgar. You should read these risk factors before making an investment in our shares.

Overview
Hudson Ltd. and its subsidiaries (“Hudson” or “Hudson Group”), anchored by our iconic Hudson brand, is committed to enhancing the travel experience for over 300,000 travelers every day in the continental United States and Canada. Our first concession opened in 1987 with five Hudson News stores in a single airport in New York City. Today we operate in airports, commuter terminals, hotels and some of the most visited landmarks and tourist destinations in the world, including the Empire State Building, Space Center Houston, and United Nations Headquarters. The Company is guided by a core purpose: to be “The Traveler’s Best Friend". We aim to achieve this purpose by serving the needs and catering to the ever-evolving preferences of travelers through our product offerings and store concepts. Through our commitment to this purpose, as part of the global Dufry Group, we have become one of the largest travel concession operators in the continental United States and Canada.

Our business is impacted by fluctuations in economic activity primarily in the continental United States and Canada and, to a lesser extent, economic activity outside these areas. Our turnover is generated by travel-related retail, food and beverage sales and income from advertising activities. Apart from the cost of sales, our operating expense structure consists of selling expenses (including our concession fees and rents), personnel expenses, general expenses and other expenses associated with our retail operations.

RESULTS OF OPERATIONS

Comparison of the quarter ended June 30, 2018 and 2017
The following table summarizes changes in financial performance for the quarter ended June 30, 2018, compared to the quarter ended June 30, 2017:

	FOR THE QUARTER ENDED JUNE 30		PERCENTAGE CHANGE
IN MILLIONS OF USD	2018	2017	in %

Turnover	499.4	464.8	7.4
Cost of sales	(180.1)	(175.9)	2.4
Gross profit	319.3	288.9	10.5
Selling expenses	(114.1)	(107.2)	6.4
Personnel expenses	(100.8)	(92.1)	9.4
General expenses	(32.1)	(41.8)	(23.2)
Share of result of associates	(0.1)	(0.1)	–
Depreciation, amortization and impairment	(30.6)	(26.3)	16.3
Other operational result	(2.4)	(4.5)	(46.7)
Operating profit (EBIT)	39.2	16.9	132.0
Interest expenses	(7.7)	(7.3)	5.5
Interest income	0.6	0.5	20.0
Foreign exchange gain / (loss)	(0.1)	0.2	(150.0)
Earnings before taxes (EBT)	32.0	10.3	210.7
Income tax	(5.8)	(3.2)	81.3
Net earnings	26.2	7.1	269.0

ATTRIBUTABLE TO*
Equity holders of the parent	14.3	(1.8)	894.4
Non-controlling interests	11.9	8.9	33.7

* Net earnings attributable to equity holders includes charges in relation with business combinations, such as amortization or impairment of intangible assets, interests or deferred taxes not affecting the non-controlling interests. Additionally the net earnings attributable to non-controlling interests do not include their respective income tax charges.

Turnover
Turnover increased by 7.4% to $499.4 million for the quarter ended June 30, 2018 compared to $464.8 million for the same period last year. Net sales represented 98.2% of turnover for the 2018 period, with advertising income representing the remainder. Net sales increased by $36.2 million, or 8.0%, to $490.4 million.

Organic net sales growth was 8.2% for the quarter ended June 30, 2018 and contributed $37.3 million of the increase in net sales. Like-for-like net sales growth was 4.5% and contributed $19.4 million of the increase in net sales. On a constant currency basis, like-for-like growth was 3.8%. The like-for-like growth was primarily the result of an increase in the overall number of transactions, with the remainder attributable to an increase in average sales per transaction. Net new stores and expansions growth contributed $17.9 million of the increase in net sales, primarily as a result of opening new stores. This growth was partially offset by a decrease of $1.1 million in net sales of acquired wind-down stores.

Gross profit
Gross profit reached $319.3 million for the quarter ended June 30, 2018, from $288.9 million for the prior year period. Our gross profit margin increased to 63.9% for the second quarter of 2018 compared to 62.2% for the prior year period, primarily due to improved vendor terms and sales mix shift to higher margin categories. The improved vendor terms negotiated in the second quarter included benefits from (i) improved product pricing and (ii) a change in the form of vendor allowances, in which vendor support now comes in the form of a reduction in cost of sales, instead of advertising income. Both of these elements in vendor terms recognized in the second quarter were retroactively effective January 1, 2018.

Selling expenses
Selling expenses were $114.1 million for the quarter ended June 30, 2018, compared to $107.2 million for the prior year period. Concession and other periodic fees paid to airport authorities and other travel facility landlords in connection with our retail operations made up 91.5% of the selling expenses for the quarter ended June 30, 2018. Selling expenses declined to 22.8% of turnover for the quarter ended June 30, 2018, compared to 23.1% for the prior year period, primarily due to a rent reduction in one of our concession contracts. Concession and rental income amounted to $3.2 million for each of the quarters ended June 30, 2018 and 2017.

Personnel expenses
Personnel expenses increased to $100.8 million for the quarter ended June 30, 2018, from $92.1 million for the prior year period. As a percentage of turnover, personnel expenses increased to 20.2% for the quarter ended June 30, 2018, compared to 19.8% for the prior year period. The increase in personnel expenses was primarily attributable to the opening of new locations, wage increases and additional personnel expense upon becoming a public company.

General expenses
General expenses decreased to $32.1 million for the quarter ended June 30, 2018, compared to $41.8 million in the prior year period. As a percentage of turnover, general expenses decreased to 6.4% for the quarter ended June 30, 2018 from 9.0% in the prior year period. Our general expenses declined mainly due to lower franchise fees as a result of the amended franchise fee structure with Dufry Group, which was effective from January 1, 2018. Partially offsetting the decline was an increase in professional fees upon becoming a public company.

Depreciation, amortization and impairment
Depreciation, amortization and impairment increased to $30.6 million for the quarter ended June 30, 2018, compared to $26.3 million for the same period last year. Depreciation reached $17.7 million for the quarter ended June 30, 2018, compared to $15.4 million for the same period last year. Amortization increased to $11.5 million for the quarter ended June 30, 2018, compared to $11.0 million for the prior year period. We recorded impairment of $1.4 million for the quarter ended June 30, 2018, compared to no impairment in the prior year period, which related to locations that are currently performing below expectations. The higher depreciation charge in the 2018 period was primarily due to capital investments in 2017 relating to renovating existing locations and opening new locations.

Other operational result
Other operational result decreased to an expense of $2.4 million for the quarter ended June 30, 2018, compared to an expense of $4.5 million for the prior year period. The decrease was primarily due to a decline in restructuring expenses, which in 2017 related to expenses incurred from the acquisition of the North American operation of World Duty Free Group, and a reduction in loss on disposal of assets. The decrease was partially offset by a litigation reserve of $1.0 million in the quarter ended June 30, 2018. See Note 11 to the Interim Consolidated Financial Statements.

Interest expenses
Interest expenses increased to $7.7 million for the quarter ended June 30, 2018, compared to $7.3 million for the prior year period.

Income tax benefit / expense
Income tax expense for the quarter ended June 30, 2018, amounted to $5.8 million compared to $3.2 million in tax expense for the same period last year. The main components of this change were (i) an increase in pretax income (on the portion attributable to equity holders of the parent) of $18.7 million, (ii) additional tax related to U.S. base erosion and anti-abuse tax ("BEAT"), partially offset by (iii) a reduction of the U.S. federal tax rate from 35% to 21%, and (iv) the release of valuation allowance against certain deferred tax assets.

Comparison of the six months ended June 30, 2018 and 2017
The following table summarizes changes in financial performance for the six months ended June 30, 2018, compared to the six months ended June 30, 2017:

	FOR THE SIX MONTHS ENDED JUNE 30		PERCENTAGE CHANGE
IN MILLIONS OF USD	2018	2017	in %

Turnover	926.2	855.5	8.3
Cost of sales	(338.9)	(323.3)	4.8
Gross profit	587.3	532.2	10.4
Selling expenses	(215.0)	(201.9)	6.5
Personnel expenses	(198.4)	(180.0)	10.2
General expenses	(64.9)	(78.7)	(17.5)
Share of result of associates	–	(0.2)	100.0
Depreciation, amortization and impairment	(59.4)	(53.3)	11.4
Other operational result	(5.0)	(6.3)	(20.6)
Operating profit (EBIT)	44.6	11.8	278.0
Interest expenses	(15.6)	(14.5)	7.6
Interest income	1.1	1.0	10.0
Foreign exchange gain / (loss)	(0.5)	0.4	(225.0)
Earnings before taxes (EBT)	29.6	(1.3)	2,376.9
Income tax	(3.4)	3.0	(213.3)
Net earnings	26.2	1.7	1,441.2

ATTRIBUTABLE TO*
Equity holders of the parent	8.6	(12.5)	168.8
Non-controlling interests	17.6	14.2	23.9

* Net earnings attributable to equity holders includes charges in relation with business combinations, such as amortization or impairment of intangible assets, interests or deferred taxes not affecting the non-controlling interests. Additionally the net earnings attributable to non-controlling interests do not include their respective income tax charges.

Turnover
Turnover increased by 8.3% to $926.2 million for the six months ended June 30, 2018, compared to $855.5 million for the same period last year. Net sales represented 97.8% of turnover for the 2018 period, with advertising income representing the remainder. Net sales increased by $70.2 million, or 8.4%, to $905.4 million.

Organic net sales growth was 8.8% for the six months ended June 30, 2018, and contributed $73.1 million of the increase in net sales. Like-for-like net sales growth was 5.0% and contributed $39.0 million of the increase in net sales. On a constant currency basis, like-for-like growth was 4.1%. The like-for-like growth was primarily the result of increases in the overall number of transactions, as well as average sales per transaction. Net new stores and expansions growth contributed $34.1 million of the increase in net sales, primarily as a result of opening new stores. This growth was partially offset by a decrease of $2.9 million in net sales of acquired wind-down stores.

Gross profit
Gross profit reached $587.3 million for the six months ended June 30, 2018, from $532.2 million for the prior year period. Our gross profit margin increased to 63.4% in 2018, compared to 62.2% for the prior year period, primarily due to improved vendor terms, including a change in the form of vendor allowances, and sales mix shift to higher margin categories.

Selling expenses
Selling expenses were $215.0 million for the six months ended June 30, 2018, compared to $201.9 million for prior year period. Concession and other periodic fees paid to airport authorities and other travel facility landlords in connection with our retail operations made up 91.6% of the selling expenses for the six months ended June 30, 2018. Selling expenses declined to 23.2% of turnover for the six months ended June 30, 2018, compared to 23.6% for the prior year period, primarily due to a rent reduction in one of our concession contracts. Concession and rental income amounted to $6.1 million compared to $6.0 million for the same period last year.

Personnel expenses
Personnel expenses increased to $198.4 million for the six months ended June 30, 2018, from $180.0 million for the prior year period. As a percentage of turnover, personnel expenses increased to 21.4% for the six months ended June 30, 2018, compared to 21.0% for the prior year period. The increase in personnel expenses was primarily attributable to the opening of new locations, wage increases and additional personnel expense upon becoming a public company.

General expenses
General expenses decreased to $64.9 million for the six months ended June 30, 2018, compared to $78.7 million in the prior year period. As a percentage of turnover, general expenses decreased to 7.0% for the six months ended June 30, 2018 from 9.2% in the prior year period. Our general expenses declined mainly due to lower franchise fees as a result of the amended franchise fee structure with Dufry Group, which was effective from January 1, 2018. Partially offsetting the decline was an increase in professional fees upon becoming a public company.

Depreciation, amortization and impairment
Depreciation, amortization and impairment increased to $59.4 million for the six months ended June 30, 2018, compared to $53.3 million for same period last year. Depreciation reached $35.1 million for the six months ended June 30, 2018, compared to $31.6 million for the same period last year. Amortization increased to $22.9 million for the six months ended June 30, 2018, compared to $21.7 million for the prior year period. We recorded impairment of $1.4 million for the six months ended June 30, 2018, compared to no impairment in the prior year period, which related to locations that are currently performing below expectations. The higher depreciation charge in the 2018 period was primarily due to capital investments in 2017 relating to renovating existing locations and opening new locations.

Other operational result
Other operational result decreased to an expense of $5.0 million for the six months ended June 30, 2018, compared to an expense of $6.3 million for the prior year period. The decrease was primarily due to a decline in restructuring expenses, which in 2017 related to expenses incurred from the acquisition of the North American operation of World Duty Free Group, and a reduction in loss on disposal of assets. Partially offsetting the decrease were transaction costs related to the IPO in 2018 and a litigation reserve of $1.0 million. See Note 11 to the Interim Consolidated Financial Statements.

Interest expenses
Interest expenses increased to $15.6 million for the six months ended June 30, 2018, compared to $14.5 million for the prior year period.

Income tax benefit / expense
Income tax expense for the six months ended June 30, 2018, amounted to $3.4 million compared to a $3.0 million income tax benefit for the same period last year. The main components of this change were (i) an increase in pretax income (but only the portion attributable to equity holders of the parent) of $27.5 million, (ii) additional tax related to U.S. BEAT, offset by (iii) a reduction in the U.S. federal tax rate from 35% to 21%, and (iv) the release of valuation allowance against certain deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

Our primary funding sources historically have included cash from operations, and financial debt arrangements with Dufry. The balance outstanding on our long-term debt obligations with Dufry at June 30, 2018, and December 31, 2017, was $518.2 million and $520.4 million, respectively.

We believe existing cash balances, operating cash flows and our long-term financing arrangements with Dufry will provide us with adequate funds to support our current operating plan, make planned capital expenditures and fulfill our debt service requirements for the foreseeable future.

If our cash flows and capital resources are insufficient to fund our working capital, we could face substantial liquidity problems and may be forced to reduce or delay investments and capital expenditures. We do not anticipate entering into additional third-party credit facilities for our working capital, and expect any future working capital requirements to be funded by Dufry. As a result, our financing arrangements and relationship with our controlling shareholder are material to our business. Nonetheless, when appropriate, we may borrow cash from third-party sources, and may also raise funds by issuing debt or equity securities, including to fund acquisitions.

DUFRY GROUP CASH POOLING

For the efficient management of its short term cash and overdraft positions, Hudson participates in Dufry’s notional cash pool arrangements. At June 30, 2018, we had a deposit of $72.1 million compared to an overdraft of $13.1 million at December 31, 2017, in the cash pool accounts. The deposit was mainly a result of $60.1 million of pre-IPO restructuring proceeds from the sale of our ownership interest in Dufry America Inc. to the Dufry Group. The cash pool arrangement is structured such that the assets and liabilities remain in the name of the corresponding participant, i. e. no physical cash concentration occurs for the day-to-day operations. We, along with other participants in the cash pool, have pledged the cash we have each placed in the cash pool to the bank managing the cash pool as collateral to support the aggregate obligations of cash pool participants.

SHARE-BASED PAYMENTS

On June 28, 2018, Hudson Ltd. granted awards in the form of restricted share units (“RSUs”) pursuant to the Hudson Ltd. Restricted Share Unit Plan ("RSU Plan") to certain of its employees. The RSUs were vested at grant and, in the aggregate, represent the right to receive 526,313 Class A common shares of the Company. Hudson expects to deliver shares in connection with such awards with 50% being delivered in first quarter 2019 and 50% being delivered in first quarter 2020. The Company intends to issue new shares or purchase ordinary shares in the market to settle the awards under the RSU Plan.

CAPITAL EXPENDITURES

Capital expenditures are our primary investing activity, and we divide them into two main categories: tangible and intangible capital expenditures. Tangible capital expenditures consist of the renovation and maintenance of existing stores and the fitting out of new stores. Intangible capital expenditures consist of investments in computer software and occasional upfront payments upon the granting of new concessions which are presented as intangible assets and amortized over the life of the concession unless otherwise impaired.

When contemplating investments in new concessions, we focus on profitable growth as its key investment criterion. In addition to fitting out new concessions, we expect to invest in renovation and maintenance of our existing stores, including undertaking some major refurbishment projects each year.

Our capital expenditures (on the accrual basis) are presented for each of the periods below:

	FOR THE SIX MONTHS ENDED JUNE 30
IN MILLIONS OF USD	2018	2017

Tangible capital expenditures	24.0	40.3
Intangible capital expenditures	2.1	6.4
Total	26.1	46.7

Our capital expenditures (on the cash basis) are presented for each of the periods below:

	FOR THE SIX MONTHS ENDED JUNE 30
IN MILLIONS OF USD	2018	2017

Tangible capital expenditures	33.5	48.1
Intangible capital expenditures	2.1	6.4
Total	35.6	54.5

CASH FLOWS

The following table summarizes the cash flows for each of the periods below:

	FOR THE SIX MONTHS ENDED JUNE 30		CHANGE
IN MILLIONS OF USD	2018	2017

Net cash flows from operating activities	121.9	94.3	27.6
Net cash flows used in investing activities	(34.6)	(53.5)	18.9
Net cash flows from / (used in) financing activities	15.8	(7.9)	23.7
Currency translation	(1.5)	(1.4)	(0.1)
Increase in cash and cash equivalents	101.6	31.5	70.1

Cash at the beginning of period	137.4	187.6	(50.2)
Cash at the end of period	239.0	219.1	19.9

Cash flows from operating activities
Net cash flows from operating activities were $121.9 million for the six months ended June 30, 2018, an increase of $27.6 million compared to the prior year period. The increase in net cash flows provided from operating activities mainly resulted from an improvement in operating performance.

Cash flows used in investment activities
Net cash used in investing activities decreased to $34.6 million for the six months ended June 30, 2018, as compared to $53.5 million for the prior year period. The decrease was primarily due to lower capital expenditures.

Cash flows from / (used in) financing activities
Net cash provided by financing activities increased by $23.7 million for the six months ended June 30, 2018, to $15.8 million compared to cash flows used in financing activities of $7.9 million in the prior year period. This increase in cash proceeds was primarily due to the $60.1 million pre-IPO restructuring proceeds from an affiliated entity within the Dufry Group. Partially offsetting the increase was a decrease in cash from third-party loans receivable and increased repayments of financial debt to Dufry.

HUDSON GROUP

INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
JUNE 30, 2018

HUDSON GROUP

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three month and six month periods ended June 30, 2018

IN MILLIONS OF USD (EXCEPT PER SHARE AMOUNTS)	NOTE	UNAUDITED Q2 2018	UNAUDITED Q2 2017	UNAUDITED 6M 2018	UNAUDITED 6M 2017

Turnover	3	499.4	464.8	926.2	855.5
Cost of sales		(180.1)	(175.9)	(338.9)	(323.3)
Gross profit		319.3	288.9	587.3	532.2
Selling expenses		(114.1)	(107.2)	(215.0)	(201.9)
Personnel expenses		(100.8)	(92.1)	(198.4)	(180.0)
General expenses		(32.1)	(41.8)	(64.9)	(78.7)
Share of result of associates		(0.1)	(0.1)	–	(0.2)
Depreciation, amortization and impairment		(30.6)	(26.3)	(59.4)	(53.3)
Other operational result		(2.4)	(4.5)	(5.0)	(6.3)
Operating profit		39.2	16.9	44.6	11.8
Interest expenses		(7.7)	(7.3)	(15.6)	(14.5)
Interest income		0.6	0.5	1.1	1.0
Foreign exchange gain / (loss)		(0.1)	0.2	(0.5)	0.4
Earnings before taxes (EBT)		32.0	10.3	29.6	(1.3)
Income tax	4	(5.8)	(3.2)	(3.4)	3.0
Net earnings		26.2	7.1	26.2	1.7

OTHER COMPREHENSIVE INCOME
Exchange differences on translating foreign operations		(5.5)	19.9	(8.7)	21.7
Items to be reclassified to net income		(5.5)	19.9	(8.7)	21.7

Total other comprehensive income / (loss), net of tax		(5.5)	19.9	(8.7)	21.7

Total comprehensive income / (loss), net of tax		20.7	27.0	17.5	23.4

NET EARNINGS ATTRIBUTABLE TO
Equity holders of the parent		14.3	(1.8)	8.6	(12.5)
Non-controlling interests		11.9	8.9	17.6	14.2

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO
Equity holders of the parent		8.8	18.1	(0.1)	9.2
Non-controlling interests		11.9	8.9	17.6	14.2

EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT*
Class A common shares
Basic earnings / (loss) per share in USD		0.15	(0.02)	0.09	(0.14)
Diluted earnings / (loss) per share in USD		0.15	(0.02)	0.09	(0.14)
Weighted average number of outstanding shares in thousands	8	39,417.8	39,417.8	39,417.8	39,417.8

Class B common shares
Basic earnings / (loss) per share in USD		0.15	(0.02)	0.09	(0.14)
Diluted earnings / (loss) per share in USD		0.15	(0.02)	0.09	(0.14)
Weighted average number of outstanding shares in thousands	8	53,093.3	53,093.3	53,093.3	53,093.3

*
For the calculation of Earnings per Share (EPS), it has been assumed that the shares issued before the IPO existed also for the comparative period

HUDSON GROUP

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2018

IN MILLIONS OF USD	UNAUDITED 30.06.2018	31.12.2017

ASSETS
Property, plant and equipment	248.7	264.9
Intangible assets	649.9	685.8
Investments in associates	3.4	3.1
Deferred tax assets	90.7	90.3
Other non-current assets	29.1	24.9
Non-current assets	1,021.8	1,069.0

Inventories	179.9	186.0
Trade receivables	5.3	4.6
Other accounts receivable	46.3	59.4
Income tax receivables	1.5	1.4
Cash and cash equivalents	239.0	137.4
Current assets	472.0	388.8

Total assets	1,493.8	1,457.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent	539.7	493.7
Non-controlling interests	91.3	78.7
Total equity	631.0	572.4

Financial debt	518.2	520.4
Deferred tax liabilities	55.5	50.1
Post-employment benefit obligations	1.0	0.9
Non-current liabilities	574.7	571.4

Trade payables	104.5	97.1
Financial debt	64.8	80.7
Income tax payables	1.3	4.1
Other liabilities	117.5	132.1
Current liabilities	288.1	314.0

Total liabilities	862.8	885.4
Total liabilities and shareholders’ equity	1,493.8	1,457.8

HUDSON GROUP

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six month period ended June 30, 2018

2018 IN MILLIONS OF USD	Share capital	Translation reserves	Retained earnings	SHAREHOLDERS' EQUITY	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance at January 1*	0.1	20.5	473.1	493.7	78.7	572.4
Net earnings / (loss)	–	–	8.6	8.6	17.6	26.2
Other comprehensive income / (loss)	–	(8.7)	–	(8.7)	–	(8.7)
Total comprehensive income / (loss) for the period	–	(8.7)	8.6	(0.1)	17.6	17.5
TRANSACTIONS WITH OR DISTRIBUTIONS TO SHAREHOLDERS
Dividends to non-controlling interests	–	–	–	–	(15.5)	(15.5)
Proceeds from restructuring	–	–	60.1	60.1	–	60.1
Transaction costs for equity instruments	–	–	(15.4)	(15.4)	–	(15.4)
Share-based payment transactions	–	–	9.4	9.4	–	9.4
Tax effect on equity transactions	–	–	(8.0)	(8.0)	–	(8.0)
Total transactions with or distributions to owners	–	–	46.1	46.1	(15.5)	30.6
CHANGES IN OWNERSHIP INTERESTS IN SUBSIDIARIES
Changes in participation of non-controlling interests	–	–	–	–	10.5	10.5
Balance at June 30	0.1	11.8	527.8	539.7	91.3	631.0

*
Although the restructuring of the Group took place on February 1, 2018, the respective interim consolidated statement of changes in equity is presented as of January 1, 2018

2017 IN MILLIONS OF USD	Share capital	Translation reserves	Retained earnings	SHAREHOLDERS' EQUITY	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance at January 1	–	79.8	578.4	658.2	72.2	730.4
Net earnings / (loss)	–	–	(12.5)	(12.5)	14.2	1.7
Other comprehensive income / (loss)	–	21.7	–	21.7	–	21.7
Total comprehensive income / (loss) for the period	–	21.7	(12.5)	9.2	14.2	23.4
TRANSACTIONS WITH OR DISTRIBUTIONS TO SHAREHOLDERS
Dividends to non-controlling interests	–	–	–	–	(13.0)	(13.0)
Share-based payment transactions	–	–	2.3	2.3	–	2.3
Tax effect on equity transactions	–	–	0.9	0.9	–	0.9
Total transactions with or distributions to owners	–	–	3.2	3.2	(13.0)	(9.8)
CHANGES IN OWNERSHIP INTERESTS IN SUBSIDIARIES
Changes in participation of non-controlling interests	–	–	(0.6)	(0.6)	5.0	4.4
Balance at June 30	–	101.5	568.5	670.0	78.4	748.4

HUDSON GROUP

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the three month and six month periods ended June 30, 2018

IN MILLIONS OF USD	NOTE	UNAUDITED Q2 2018	UNAUDITED Q2 2017	UNAUDITED 6M 2018	UNAUDITED 6M 2017

CASH FLOWS FROM OPERATING ACTIVITIES
Earnings before taxes (EBT)		32.0	10.3	29.6	(1.3)

ADJUSTMENTS FOR
Depreciation, amortization and impairment		30.6	26.3	59.4	53.3
Loss / (gain) on sale of non-current assets		0.1	1.5	0.8	1.5
Increase / (decrease) in allowances and provisions		2.7	2.1	6.6	6.0
Loss / (gain) on foreign exchange differences		(0.2)	1.2	0.3	1.3
Other non-cash items		0.5	1.8	2.9	2.0
Share of result of associates		0.1	0.1	–	0.2
Interest expense		7.7	7.3	15.6	14.5
Interest income		(0.6)	(0.5)	(1.1)	(1.0)
Cash flow before working capital changes		72.9	50.1	114.1	76.5
		–	–
Decrease / (increase) in trade and other accounts receivable		(0.2)	21.5	12.5	(7.6)
Decrease / (increase) in inventories		(2.3)	(1.1)	(1.5)	(21.9)
Increase / (decrease) in trade and other accounts payable		2.9	(11.9)	(0.2)	49.4
Cash generated from operations		73.3	58.6	124.9	96.4
Income taxes paid*		(1.9)	(0.2)	(3.0)	(2.1)
Net cash flows from operating activities		71.4	58.4	121.9	94.3

CASH FLOW USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment		(19.3)	(28.2)	(33.5)	(48.1)
Purchase of intangible assets		(1.0)	(4.1)	(2.1)	(6.4)
Purchase of interest in associates		–	–	(0.4)	–
Proceeds from sale of property, plant and equipment		0.2	(2.4)	0.3	0.2
Interest received		0.3	0.4	1.1	0.8
Net cash flows used in investing activities		(19.8)	(34.3)	(34.6)	(53.5)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from restructuring	1a	–	–	60.1	–
Proceeds from / (repayment of) financial debt		–	0.9	(13.1)	(1.5)
Repayments of / (granted) 3rd party loans receivable		(0.1)	21.0	0.3	21.1
Transaction costs paid for the listing of equity instruments		(2.8)	–	(6.3)	–
Dividends paid to non-controlling interest		(7.6)	(6.0)	(13.3)	(13.0)
Net contributions from / (purchase of) non-controlling interests		2.9	–	3.7	–
Interest paid		(15.1)	(7.3)	(15.6)	(14.5)
Net cash flows from / (used in) financing activities		(22.7)	8.6	15.8	(7.9)
Currency translation on cash		4.8	(2.6)	(1.5)	(1.4)
Increase in cash and cash equivalents		33.7	30.1	101.6	31.5

CASH AND CASH EQUIVALENTS AT THE
– beginning of the period		205.3	189.0	137.4	187.6
– end of the period		239.0	219.1	239.0	219.1

*
In 2017 the amounts for Income taxes paid only include payments made on behalf of companies in the scope of these interim consolidated financial statements as described in note 1. CORPORATE INFORMATION

HUDSON GROUP

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.
CORPORATE INFORMATION

Hudson Ltd. and its subsidiaries (“Hudson Group” or “Hudson”) are Travel Retailers specialized in Duty Paid and Duty Free markets operating 1,009 stores in 88 locations throughout the continental United States and Canada. The parent company is Hudson Ltd., an exempt company limited by shares incorporated in Bermuda. The registered office is at 2 Church Street, Hamilton HM11, Bermuda. Our Class A common shares began trading on the New York Stock Exchange on February 1, 2018, under the ticker symbol “HUD,” as part of the initial public offering (IPO). The related over-allotment option was not exercised.

Hudson Ltd. was incorporated on May 30, 2017 in Hamilton, Bermuda as a wholly owned subsidiary of Dufry AG (Dufry), the world’s leading travel retail company which is headquartered in Basel, Switzerland. Hudson Group business comprises at present certain legal entities and operations contributed to Hudson Ltd. prior to the IPO.

The financial statements for periods presented prior to the IPO were prepared as if Hudson had operated on a stand-alone basis and include the historical results of operations, financial position and cash flows of the North America Division of Dufry derived from the consolidated financial statements and accounting records of Dufry Group. For periods prior to the IPO, the financial statements include the recognition of certain assets and liabilities that were recorded at corporate level but which were specifically identifiable or otherwise attributable to Hudson Group.

These consolidated financial statements of Hudson Ltd. and its subsidiaries are a continuation of the combined financial statements 2014–2017 prepared for Hudson Group.

The restructuring steps, prior to the IPO of Hudson have been:

a) Dufry America Holding, Inc. (DAH), (an entity of Dufry’s Division North America), sold 100% of the shares of Dufry America, Inc., Dufry Cruise Services, Inc. and International Operations and Services (USA), LLC to another entity of the Dufry Group for a net consideration of $60.1 million. These three subsidiaries of Dufry have not been active in the retail business in the U.S. or Canada and consequently are not reflected in the combined financial statements of Hudson Group, so that this disposal has been reflected in the consolidated financial statements as follows:

The net consideration received in cash was partially used to reduce financial debt and the remaining has been presented as cash. This transaction generated income tax charges at DAH of $10.3 million, which have been off-set against net operating losses. The consideration net of tax of $49.8 million is presented as reserves in equity.

b) Dufry International AG (Switzerland) contributed 100% of the shares of Dufry America Holding Inc., the parent entity of the Hudson Group in the continental USA and Canada, as well as 100% of the shares of The Nuance Group (Canada) Inc., the parent entity of WDFG Vancouver LP to Hudson Ltd. As a result, the Hudson business includes substantially all of the historical North America Division business reported by Dufry Group. The contribution of the North America Division business by Dufry to Hudson Ltd. was treated for accounting purposes as a reorganization of entities under common control. As a result, Hudson is retrospectively presenting the combined financial position and results of operations of Hudson Ltd. and its subsidiaries for all periods presented prior to the IPO. The financial statements are presented on a consolidated basis for all periods after the IPO and include the accounts of the Company and its majority-owned subsidiaries.

After the IPO the Dufry Group retained control of Hudson Ltd. as the shares offered through the IPO represent less than 50% of the total in terms of shares or voting rights.

2.
BASIS OF PREPARATION AND CHANGES TO THE ACCOUNTING POLICIES

2.1
BASIS OF PREPARATION

The interim consolidated financial statements for the period ended June 30, 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Hudson’s annual financial statements 2017.

The interim consolidated financial statements were authorized for issue on July 30, 2018 by the board of directors of Hudson Ltd.

2.2
NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Hudson’s annual financial statements for the year ended December 31, 2017, except for the following new or revised Standards and Interpretations adopted in these financial statements (effective January 1, 2018). The impact is disclosed in note 10.

IFRS 9
Financial Instruments (effective January 1, 2018)
IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.

Phase 1: Classification and measurement – determines how financial assets and financial liabilities are accounted for and measured on an ongoing basis.

At January 1, 2018, Hudson had no financial assets classified as available for sale, held-to-maturity or at fair value through OCI (FVTOCI). The financial assets and liabilities currently classified as fair value through profit or loss (FVTPL) will continue to meet the criteria for this category as these do not include any non-derivative components. Hence there will be no change to the accounting classification for Hudson’s assets and liabilities.

Phase 2: Impairment – a new single expected loss impairment model is introduced that will require more timely recognition of expected credit losses.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, debt instruments measured at FVTOCI, contract assets under IFRS 15 Revenue from Contracts with Customers, lease receivables, loan commitments and certain financial guarantee contracts. Based on the assessments, no significant change in the allowances has been identified, as the company measured the credit risk already in the past based on expected future losses.

Phase 3: Hedge accounting – the new model aligns the accounting treatment with risk management activities. Users of the financial statements will be provided with better information about risk management and the effect of hedge accounting on the financial statements.

Based on IFRS 9, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Hudson has confirmed that its current hedge relationships qualify as continuing hedges upon the adoption of IFRS 9. In addition, Hudson started to designate the intrinsic value of foreign currency option contracts as hedging instruments going forward, which until December 31, 2017 have been accounted as derivatives at FVTPL. Changes in the fair value of foreign exchange forward contracts attributable to forward points, and in the time value of the option contracts, will in this case be deferred in new costs of hedging reserve OCI. Thereafter, the deferred amounts will be recycled against the related hedged transaction when it occurs.

Hudson has not utilized hedges in relation to changes in the fair value of foreign exchange forward contracts attributable to forward points at December 31, 2017.

In 2018, Hudson’s disclosures about financial instruments will expand, commenting about changes in nature and extent to comply with the new standard.

Hudson did not identify any cases where the new classifications and measurements of financial assets and financial liabilities as introduced by IFRS 9 had any material impact on the current financial statements. The current valuation and presentation of hedges are aligned with the requirements of IFRS 9. Furthermore the allowances for trade receivables are not expected to increase due to the adoption of IFRS 9 in 2018.

IFRS 15
Revenue from contracts with customers (effective January 1, 2018)
IFRS 15, revenue from contracts with customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of goods or services and thus has the ability to direct the use and obtain the benefits from the goods or services.

The standard replaces IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations. Hudson has analyzed the impact of the standard and has not identified any need for material changes to the revenue recognition approach.

Hudson considered the following aspects:

(a) Sale of goods
Hudson Group recognizes net sales, and the related cost of goods sold, when it sells and hands over directly at the stores to the traveler consumables or fashion products manufactured by third parties. The sale has to be settled in cash or credit card on delivery. Net sales are presented net of customary discounts or sales taxes. Credit card receivables have different contractual terms, but most of them are collectable within 4 days and consequently these are presented as cash equivalents. There are very limited returns of goods sold.

(b) Advertising income
Hudson’s advertising income results from several distinctive marketing support activities, not affecting the retail price, performed by Hudson after having been developed and coordinated together with our suppliers. Advertising income is recognized in the period the advertising is performed. The settlement will be based on contractual terms. Usually Hudson is not entitled to off-set the income with trade payables related with the same supplier. An allowance on the advertising income is recognized to reflect the risks in relation with the final achievements of incentives based on thresholds, to be confirmed only after the end of the program, as well as other uncertainties.

Hudson has adopted the modified retrospective approach, which means that any cumulative impact of the adoption was recognized in retained earnings as of January 1, 2018 and that the comparatives have not been restated.

IFRS 2 ‘Share-based Payment’ amendment
The clarification of the classification and measurement of share-based payment transactions.

Annual Improvements 2014–2017 (issued December 2017)
IFRIC Interpretation 22 – Foreign Currency Transactions and Advance Considerations

The interpretation clarifies that, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration. This interpretation does not have any impact on the Group's consolidated financial statements.

3.
TURNOVER

IN MILLIONS OF USD	UNAUDITED Q2 2018	UNAUDITED Q2 2017	UNAUDITED 6M 2018	UNAUDITED 6M 2017

Net sales	490.4	454.2	905.4	835.2
Advertising income	9.0	10.6	20.8	20.3
Turnover	499.4	464.8	926.2	855.5

NET SALES BREAKDOWN

Net sales by product categories

IN MILLIONS OF USD	UNAUDITED Q2 2018	UNAUDITED Q2 2017	UNAUDITED 6M 2018	UNAUDITED 6M 2017

Confectionery, Food and Catering	185.5	163.0	338.4	296.8
Perfumes and Cosmetics	71.8	65.3	135.7	121.7
Fashion, Leather and Baggage	61.9	58.4	109.6	104.1
Literature and Publications	43.8	46.4	82.0	87.2
Wine and Spirits	22.5	20.4	44.3	39.7
Tobacco goods	14.3	12.5	28.6	25.1
Watches, Jewelry and Accessories	28.9	30.1	54.4	55.6
Electronics	24.3	22.4	45.5	41.2
Other product categories	37.4	35.7	66.9	63.8
Total	490.4	454.2	905.4	835.2

Net sales by market sector

IN MILLIONS OF USD	UNAUDITED Q2 2018	UNAUDITED Q2 2017	UNAUDITED 6M 2018	UNAUDITED 6M 2017

Duty-paid	376.0	349.4	687.0	638.9
Duty-free	114.4	104.8	218.4	196.3
Total	490.4	454.2	905.4	835.2

Net sales by channel

IN MILLIONS OF USD	UNAUDITED Q2 2018	UNAUDITED Q2 2017	UNAUDITED 6M 2018	UNAUDITED 6M 2017

Airports	464.9	428.7	857.6	788.9
Downtown and hotel shops	12.6	12.0	23.4	21.2
Railway stations and other	12.9	13.5	24.4	25.1
Total	490.4	454.2	905.4	835.2

4.
INCOME TAXES

IN MILLIONS OF USD	UNAUDITED Q2 2018	UNAUDITED Q2 2017	UNAUDITED 6M 2018	UNAUDITED 6M 2017

Current income taxes	(2.1)	11.2	(4.2)	8.8
Deferred income taxes	(3.7)	(14.4)	0.8	(5.8)
Total	(5.8)	(3.2)	(3.4)	3.0

For the six months ended June 30, 2018, Hudson recorded current income tax expense of $4.2 million incurred primarily in connection with our Canadian operations and the U.S. base erosion and anti-abuse tax. For the six months ended June 30, 2018, the deferred income tax benefit of $0.8 million is principally due to the release of valuation allowance of $1.3 million against certain deferred tax assets, partially offset by utilization of NOL carryforwards.

5.
SEGMENT INFORMATION

Hudson consists of one operating segment “Travel Retail Operations” for which reports are submitted to Hudson's Group Executive Committee being the Chief Operating Decision Maker (CODM). These reports form the basis for the evaluation of performance and the allocation of resources.

Hudson generates turnover from selling a wide range of duty-free and duty-paid products through its stores that are mainly located at airports, commuter terminals, hotels, landmarks or tourist destinations.

Turnover by Country

IN MILLIONS OF USD	UNAUDITED Q2 2018	UNAUDITED Q2 2017	UNAUDITED 6M 2018	UNAUDITED 6M 2017

US	409.4	386.9	751.2	702.9
Canada	90.0	77.9	175.0	152.6
Total	499.4	464.8	926.2	855.5

Non-Current Assets by Country
(excluding financial instruments and deferred taxes)

IN MILLIONS OF USD	UNAUDITED 30.06.2018	31.12.2017

US	526.4	558.8
Canada	401.3	416.8
Total	927.7	975.6

6.
SEASONALITY

Hudson has its strongest months of turnover and operating profit between July and September corresponding to the summer time, whereas the first quarter is the weakest. These seasonality effects are more prominent on the result than in turnover.

7.
INITIAL PUBLIC OFFERING (IPO)

On January 31, 2018, the secondary IPO took place in which our main shareholder, Dufry International AG, offered 39,417,765 Class A common shares of Hudson Ltd., or approximately 42.6% of the total outstanding Class A and Class B common shares, at a public offering price of $19.00 per share, adding up to total consideration received by Dufry International AG of $714.4 million after underwriting discounts and commissions, but before other expenses.

8.
EQUITY

IN MILLIONS OF USD	UNAUDITED 30.06.2018	31.12.2017

Share capital	0.1	0.1

IN MILLIONS OF USD	NUMBER OF SHARES*	SHARE CAPITAL

Class A common shares	39,417,765	–
Class B common shares	53,093,315	0.1
Balance at June 30, 2018	92,511,080	0.1

* Class A and B common shares are equally eligible for dividend payments

On January 31, 2018 Hudson Ltd. issued 92,511,080 common shares with a par value of $0.001 per share.

9.
SHARE-BASED PAYMENTS

On June 28, 2018, Hudson Ltd. granted restricted share unit ("RSU") awards to selected members of management under the Restricted Share Unit Plan Award of 2018 (the "RSU Plan"). The RSU Plan consists of a one-time grant totalling 526,313 RSUs. One RSU gives the holder the right to receive free of charge one Hudson Ltd. Class A common share. At grant date, the fair value of one RSU award represented the market value for one Hudson Ltd. share at that date, i. e. $17.39. The RSUs were vested on the grant date and will be settled 50% in first quarter 2019 and 50% in first quarter 2020. Hudson expects to settle such awards by purchasing Class A common shares in the market or by issuing new shares. Hudson recognized the expenses related to this award of $9.2 million through shareholders' equity as these incentives were provided in connection with the successful listing of Hudson Ltd.

In May 2018, Dufry assigned the shares corresponding to Hudson management’s PSU award 2015, reverting the respective equity reserve by $2.6 million.

10.
IFRS 9

Hudson adopted IFRS 9 as of January 1, 2018, which will result in changes in accounting policies. In accordance with the transitional provisions in IFRS 9 (7.2.15) and (7.2.26), comparative figures will not be restated.

10.1
CLASSIFICATION AND MEASUREMENT OF FINANCIAL INSTRUMENTS

There was no impact on Hudson’s retained earnings as of January 1, 2018 due to classification and measurement of financial instruments.

On January 1, 2018, Hudson’s management has assessed which business models apply to the financial assets held by Hudson Group at the date of initial application of IFRS 9 (January 1, 2018) and has classified its financial instruments into the appropriate IFRS 9 categories. There was no effect resulting from this reclassification.

Hudson Group currently has no financial assets classified as available for sale, held-to-maturity or FVOCI. The financial assets and liabilities currently classified as FVTPL will continue to meet the criteria for this as these do not include any non-derivatives. Hence there will be no change to the accounting for these assets and liabilities. These reclassifications have no impact on the measurement categories.

On the date of initial application, January 1, 2018, the financial instruments of Hudson were as follows, with any reclassifications noted:

	MEASUREMENT CATEGORY		CARRYING AMOUNT
IN MILLIONS OF USD	Original (IAS 39)	New (IFRS 9)	ORIGINAL IN MILLIONS OF USD	NEW IN MILLIONS OF USD

Other non current assets	Amortized costs	Amortized costs	24.9	24.9
Derivatives	FVTPL	FVTPL	–	–
Non-current financial assets			24.9	24.9

Trade receivables	Amortized costs	Amortized costs	4.6	4.6
Cash and cash equivalents	Amortized costs	Amortized costs	137.4	137.4
Other receivables	Amortized costs	Amortized costs	43.3	43.3
Derivatives	FVTPL	FVTPL	–	–
Current financial assets			185.3	185.3

Derivatives	FVTPL	FVTPL	–	–
Current financial liabilities			–	–

10.2
DERIVATIVES AND HEDGING ACTIVITIES

Hudson’s risk management strategies and hedge documentation are aligned with the requirements of IFRS 9 and are thus treated as continuing hedges.

As of January 1, 2018, Hudson Group did not designate the intrinsic value of foreign currency option contracts as hedging instruments. These are currently accounted as derivatives at FVTPL.

10.3
IMPAIRMENT OF FINANCIAL ASSETS

Hudson has only one type of financial assets subject to IFRS 9’s new expected credit loss model: trade receivables.

Trade receivables
The trade receivables are an insignificant part of Hudson’s business. The outstanding trade receivables at June 30, 2018 amounted to $5.3 (December 31, 2017: $4.6) million. The trade receivables recoverability is reviewed periodically on an individual basis. Hudson Group provided already in the past the allowances based on the future expected losses as it comprises only few customers.

11.
LITIGATION

Two subsidiaries of Hudson Ltd. are named defendants in a putative class action litigation alleging violations of certain labor laws. This matter is in discovery and the Superior Court of the State of California for the County of Los Angeles has not yet determined whether to certify the matter as a class action. A hearing on class certification is expected to occur in the fourth quarter of 2018. A litigation reserve of $1.0 million was accrued in the second quarter of 2018. The Company is unable at this time to estimate the amount of the possible loss or range of loss, if any, in excess of its already accrued costs, that it may incur as a result of this matter given, among other reasons, that the Company is vigorously defending the matter.

12.
FOREIGN EXCHANGE RATES APPLIED FOR VALUATION AND TRANSLATION

	AVERAGE RATE	CLOSING RATES
IN USD	6M 2018	30.06.2018

1 CAD	0.7830	0.7616

IN USD	6M 2017	30.06.2017	31.12.2017

1 CAD	0.7497	0.7715	0.7951